VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	WATER ON DEMAND, INC.
Form AW Request for Withdrawal of Amendment No.6 to Offering Statement on Form 1-A filed under form type 1-A/A
(File No. 024-12060)

Ladies and Gentlemen:

On behalf of WATER ON DEMAND, INC. (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On March 13, 2025, the Company filed with the SEC (via EDGAR) Amendment No. 6 to Offering Statement on Form 1-A (File No. 024-12060) under form type “1-A/A” (accession no. 0001213900-25-023763) and accompanying exhibits and correspondence. This filing was misfiled on form type 1A/A and should have been filed on form type 1A/POS.

Pursuant to Rule 477 of the Securities Act of 1933, as amended, the Company hereby requests the withdrawal of Amendment No. 6 to Offering Statement on Form 1-A under form type “1-A/A” filed on March 12, 3035 and will refile a subsequent Amendment No.6 on form type “1A/POS” when such amendment is completed.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our counsel, J. Martin Tate of Kunzler Bean & Adamson at 801-792-5002.

Sincerely,

/s/ T. Riggs Eckelberry
Chief Executive Officer